Exhibit 12.1

COMPUTATION OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30, 2004	2003	2002	2001	2000	1999
Income (loss) from continuing operations before income taxes	$24,190	$31,128	$15,958	$1,741	$(9,854)	$(18,961)
Fixed Charges:
Interest expenses including amortization of deferred financing costs	3,523	1,668	4,091	8,537	9,012	11,517
Assumed interest component of rental expenses (1)	838	486	475	477	469	450

Total fixed charges	4,361	2,154	4,566	9,014	9,481	11,967

Adjusted earnings (loss)	$28,551	$33,282	$20,524	$10,755	$(373)	$(6,994)

Ratio of earnings to fixed charges	6.55	15.45	4.49	1.19	—	—

Deficiency of earnings to fixed charges	0	0	0	0	(9,854)	(18,961)

(1)	Estimated as one-third of operating lease expense.